UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14046061

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
405

| SEC FILE NUMBER |
|---|
| 8- 68909 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TOV Capital Markets, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue, Suite 1112
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeferson M. Moreira (786) 405-1403
(Area Code-Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of TOV Capital Markets, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedule pertaining to the firm of TOV Capital Markets, Inc. as of December 31, 2013, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

TOV Capital Markets, Inc.

Jeferson M. Moreira, President

Sworn to and subscribed before me this
26th day of February, 2014.

(Signature of Notary Public)

Personally known: X

State of Florida County of Dade
The foregoing instrument was acknowledged before me this 26 day of February, 2014 by Jeferson M. Moreira.
Personally Known __ or Produced Identification ✓
Type of Identification Produced FLDL

MICHEL NICOLAS
NOTARY PUBLIC
STATE OF FLORIDA
My Comm. Expires August 2, 2017
No. FF 05753

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| x | (a) | Facing page. |
| x | (b) | Statement of Financial Condition. |
| | (c) | Statement of Loss. |
| | (d) | Statement of Cash Flows. |
| | (e) | Statement of Changes in Stockholders' Equity. |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| | (g) | Computation of Net Capital. |
| | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| | (i) | Information Relating to the Possession or control Requirements under Rule 15c3-3. |
| | (j) | A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| x | (l) | And Oath or Affirmation. |
| | (m) | A copy of SIPC Supplemental Report. |
| | (n) | A report describing any material inadequacies found to have existed since the date of the previous audit. |

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

# TOV CAPITAL MARKETS, INC.

## Statement of Financial Condition

## December 31, 2013

| | |
|---|---|
| **Assets** | |
| Cash | $ 467,420 |
| Deposit held by clearing firm | 850,139 |
| Prepaid expenses | 21,769 |
| Property and equipment | 810,476 |
| Total assets | $ 2,149,804 |
| **Liabilities and Stockholders' Equity** | |
| Liabilities: | |
| Accounts payable | 2,798 |
| Accrued expenses | 12,500 |
| Total liabilities | 15,298 |
| Commitments and contingencies (Note 4) | |
| Stockholder's equity: | |
| Common stock, par value $0.01, 1,000 shares authorized issued and outstanding | 10 |
| Additional paid-in capital | 3,481,019 |
| Deficit accumulated during the development stage | (1,346,523) |
| Total stockholder's equity | 2,134,506 |
| Total | $ 2,149,804 |

See accompanying Notes to Financial Statements.